Correspondence

Certiplex Corporation

663 Rancho Santa Fe Rd Suite 628

San Marcos, CA 92078

Telephone: 800-456-6211

www.Certiplex.com

wbcertiplex@gmail.com

July 15, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Pandit and Ms. Peyser:

Re:	Certiplex Corporation Acceleration Request for Registration Statement on Form S-1 File No. 333-274531

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Certiplex Corporation (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 18, 2024, at 10:00 a.m., Eastern Time or such later time or date as is practical.

We hereby acknowledge that:

·	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ Varton Berian, President Certiplex Corporation